UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Duska Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

266899 10 3

(CUSIP Number)

Manfred Mosk, Ph.D.

c/o Duska Scientific Co.

Two Bala Plaza, Suite 300

Bala Cynwyd, Pennsylvania 19004

with a copy to:

Sanford Hillsberg, Esq.

Troy & Gould Professional Corporation

1801 Century Park East, 16th Floor

Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons: Manfred Mosk I.R.S. Identification No. of Above Persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person with	7 Sole Voting Power 4,708,036 8 Shared Voting Power 0 9 Sole Dispositive Power 4,708,036 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,708,036
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 22.7%
14	Type of Reporting Person (See Instructions) IN

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value (“common stock”), of Duska Therapuetics, Inc., a Nevada corporation (the “Registrant”). The principal executive office of the Registrant is located at Two Bala Plaza, Suite 300, Bala Cynwyd, Pennsylvania 19004.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Manfred Mosk.

(b) Dr. Mosk’s principal business address is Post Office Box 3207, Redondo Beach, California 90277.

(c) Dr. Mosk’s principal occupation is serving as President of Technomedics Management & Systems, Inc., a privately held healthcare economics consulting firm.

(d)-(e) During the last five years, Dr. Mosk has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Dr. Mosk being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Mosk is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF THE TRANSACTION.

On January 26, 2005, Dr. Mosk gifted 100,000 shares of common stock of the Registrant to a public charitable organization. On December 20, 2004, Dr. Mosk gifted 100,000 shares of common stock of the Registrant to a public charitable organization.

Other than securities of the Registrant that Dr. Mosk may purchase on the open market from time to time or as set forth in Item 5, he does not presently have any plan or proposal which relates to or would result in any of the events set forth in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Based upon 19,627,801 shares of the Registrant’s common stock outstanding on January 26, 2005, Dr. Mosk beneficially owns 4,708,036 shares of the Registrant’s common stock, representing 22.7% of the outstanding common stock (including the options and warrants exercisable by Dr. Mosk within 60 days of the date hereof for the purpose of computing the percentage ownership), of which:

(1) 3,515,200 shares are beneficially owned directly by Dr. Mosk;

(2) 1,107,000 shares are beneficially owned directly by Dr. Mosk, with these shares underlying options that are exercisable within 60 days of the date hereof;

(3) 57,918 shares are beneficially owned by Technomedics Management & Systems, Inc., of which Dr. Mosk is the controlling shareholder; and

(4) 27,918 shares are beneficially owned by Technomedics Management & Systems, Inc., of which Dr. Mosk is the controlling shareholder, with these shares underlying warrants that are exercisable within 60 days of the date hereof.

(c) Except as described herein, Dr. Mosk has not acquired or disposed of, any shares of the Registrant’s common stock during the past 60 days.

Items (d)-(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

Signature

After reasonable inquiry and to the best of its, his or her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 27, 2005

/s/ Manfred Mosk, Ph.D.
Manfred Mosk, Ph.D.